SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TASEKO MINES LIMITED
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

876511
(CUSIP Number)

December 22, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

	Names of Reporting Persons;
1)	I.R.S. Identification Nos. of Above Persons (Entities Only)

	DUNDEE WEALTH MANAGEMENT INC.			("Dundee Wealth")

2)	Check the Appropriate Row if a Member of a Group (See Instructions)
	(a) [ ]
	(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Canada

NUMBER OF	5)	Sole Voting Power		3,000,000 Common Shares
SHARES
BENEFICIALLY	6)	Shared Voting Power		Nil
OWNED BY
EACH	7)	Sole Dispositive Power		3,000,000 Common Shares
REPORTING
PERSON	8)	Shared Dispositive Power		Nil
WITH

9)	Aggregate Amount Beneficially Owned by Each Reporting Person				3,000,000
	Common Shares

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares				[	]

11)	Percent of Class Represented by Amount in Row 9			5%

12)	Type of Reporting Person		CO

Item 1(a).	Name of Issuer:

Taseko Mines Limited ("Taseko")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Suite 1020-800 West Pender Street, Vancouver, British Columbia, V6C 2V6

Item 2(a).	Name of Person Filing:

Dundee Wealth Management Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

23077R

Item 3.	N/A

Item 4.	Ownership.

(a)	Amount beneficially owned:	3,000,000 Common Shares
(b)	Percent of class:	5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	3,000,000
(ii)	Shared power to vote or to direct the vote	Nil
(iii)	Sole power to dispose or to direct the disposition of	3,000,000
(iv)	Shared power to dispose or to direct the disposition of	Nil

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

CMP 2002 Resource Limited Partnership, the general partner of which is a wholly-owned subsidiary of Dundee Wealth holds 3,000,000 common shares.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2004

DUNDEE WEALTH MANAGEMENT INC.
By:

"Lori Beak"
(Signature)

Secretary
(Title)